Exhibit 99.1

SINA Reports Fourth Quarter 2012 Financial Results

SHANGHAI, Feb. 19, 2013/PRNewswire/—SINA Corporation (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the fourth quarter ended December 31, 2012.

Fourth Quarter 2012 Highlights

•          Net revenues increased 4% year over year to $139.1 million.  Non-GAAP net revenues  increased 4% year over year to $134.4 million, within the Company’s guidance between $132.0 million and $136.0 million.

•          Advertising revenues grew 7% year over year to $110.7 million, within the Company’s guidance between $110.0 million and $112.0 million.

•          Non-advertising revenues decreased 4% year over year to $28.5 million.  Non-GAAP non-advertising revenues decreased 5% year over year to $23.8 million, reaching the high end of the Company’s guidance between $22.0 million and $24.0 million.

•          Net income attributable to SINA was $2.4 million, or $0.03 diluted net income per share attributable to SINA.  Non-GAAP net income attributable to SINA was $9.0 million, or $0.13 non-GAAP diluted net income per share attributable to SINA.

Fiscal 2012 Highlights

•          Net revenues increased 10% year over year to $529.3 million.  Non-GAAP net revenues increased 10% year over year to $510.6 million.

•          Advertising revenues grew 12% year over year to $412.9 million.

•          Non-advertising revenues increased 2% year over year to $116.4 million.  Non-GAAP non-advertising revenues increased 2% year over year to $97.7 million.

•          Net income attributable to SINA was $31.7 million, or $0.47 diluted net income per share attributable to SINA.  Non-GAAP net income attributable to SINA was $10.4 million, or $0.15 non-GAAP diluted net income per share attributable to SINA.

“2012 was a year of investment for SINA.  We are delighted that Weibo continued to gain popularity and Weibo monetization was off to a good start,” said Charles Chao, CEO and Chairman of SINA.  “In 2013, we will continue to improve user experience and expand the scale of Weibo monetization, while turn our focus to mobile Internet for all of our major product lines.”

Fourth Quarter 2012 Financial Results

For the fourth quarter of 2012, SINA reported net revenues of $139.1 million, compared to $133.4 million for the same period last year.  Non-GAAP net revenues for the fourth quarter of 2012 totaled $134.4 million, compared to $128.7 million for the same period last year.

Online advertising revenues for the fourth quarter of 2012 were $110.7 million, compared to $103.7 million for the same period last year.  Non-advertising revenues for the fourth quarter of 2012 totaled $28.5 million, compared to $29.7 million for the same period last year.  Mobile value-added services (“MVAS”) revenues for the fourth quarter of 2012 decreased 38% year over year to $13.2 million, while the rest of non-GAAP non-advertising revenues grew 181% to $10.6 million, mainly from Weibo value added services (“VAS”).  As the market in China shifts towards mobile Internet, the Company expects to further reallocate its resources away from the low-margin MVAS business to Weibo VAS.

Gross margin for the fourth quarter of 2012 was 57%, compared to 54% for the same period last year.  Advertising gross margin for the fourth quarter of 2012 was 56%, the same as the corresponding period last year.  Non-GAAP advertising gross margin for the fourth quarter of 2012 was 57%, also the same as last year.  MVAS gross margin for the fourth quarter of 2012 was 45%, compared to 35% for the same period last year, due to a shift in product mix.

Operating expenses for the fourth quarter of 2012 totaled $73.8 million, compared to $66.7 million for the same period last year.  Non-GAAP operating expenses for the fourth quarter of 2012 were $69.0 million, compared to $62.3 million for the same period last year.  The increase in non-GAAP operating expenses was primarily due to higher personnel costs, lease expenses and infrastructure spending, which were partially offset by lower marketing expenditures.

Income from operations for the fourth quarter of 2012 was $5.6 million, compared to $6.0 million for the same period last year.  Non-GAAP income from operations for the fourth quarter of 2012 was $6.4 million, compared to $6.7 million for the same period last year.

Non-operating loss from for the fourth quarter of 2012 was $2.1 million, compared to a non-operating income of $3.8 million from the same period last year.  Non-operating loss in the fourth quarter of 2012 included $4.4 million in losses from equity investments, or $0.4 million in losses on a non-GAAP basis, which were accounted for under the equity-method accounting and reported on a one-quarter lagging basis.

Net income attributable to SINA for the fourth quarter of 2012 was $2.4 million, compared to $9.3 million for the same period last year.  Diluted net income per share attributable to SINA for the fourth quarter of 2012 was $0.03, compared to $0.14 for the same period last year.  Non-GAAP net income attributable to SINA for the fourth quarter of 2012 was $9.0 million, compared to $14.0 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the fourth quarter of 2012 was $0.13, compared to $0.21 for the same period last year.

As of December 31, 2012, SINA’s cash, cash equivalents and short-term investments totaled $713.6 million, compared to $673.5 million as of December 31, 2011.  For the fourth quarter of 2012, cash provided by operating activities was $33.5 million, capital expenditures totaled $17.9 million and depreciation expenses amounted to $7.5 million.

Business Outlook

SINA estimates that its non-GAAP net revenues for the first quarter of 2013 will be between $115 million and $119 million, including advertising revenues to be between $94 million and $96 million, and non-GAAP non-advertising revenues to be between $21 million and $23 million.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenues related to SINA’s equity investment in E-House/CRIC.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising gross margin, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income/(loss) from operations, non-GAAP equity earnings/(loss) from equity investments, non-GAAP net income/(loss) attributable to SINA and non-GAAP diluted net income/(loss) per share attributable to SINA.  These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.  The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.  Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

The Company’s non-GAAP financial measures exclude certain items, including share-based compensation, amortization of intangible assets, recognition of deferred revenues and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary.  The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.  The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations.  Our non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP.

Conference Call

SINA will host a conference call at 8 p.m. Eastern Standard Time on February 19, 2013 (or 9 a.m. Beijing Time on February 20, 2013) to present an overview of the Company’s financial performance and business operations.  A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.  The conference call can be accessed as follows:

US:	+1 646 254 3515
Hong Kong:	+852 3051 2745
Passcode for all regions:	94957366

A replay of the conference call will be available through midnight Eastern Standard Time February 26, 2013.  The dial-in number is +61 2 8199 0299.  The pass code for the replay is 94957366.

About SINA

SINA is an online media company serving China and the global Chinese communities.  Our digital media network of SINA.com (portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings.  SINA.cn provides information and entertainment content from SINA portal customized for WAP users.  Based on an open-platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring micro-blogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to:  SINA’s limited operating history in certain new businesses; the current global financial and credit market crisis and its impact on the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and MVAS for a majority of its revenues; any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products; the Company’s reliance on mobile operators in China to provide MVAS, changes in mobile operators’ policies for MVAS in China; any failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and any failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2011 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2012	2011	2012	2012	2011
Net revenues:
Advertising	$110,666	$103,655	$120,590	$412,928	$368,805
Non-advertising	28,460	29,714	31,788	116,401	114,024
	139,126	133,369	152,378	529,329	482,829
Cost of revenues:
Advertising (a)	48,758	45,635	54,010	195,324	157,458
Non-advertising	11,003	15,098	15,428	52,608	57,890
	59,761	60,733	69,438	247,932	215,348
Gross profit	79,365	72,636	82,940	281,397	267,481

Operating expenses:
Sales and marketing (a)	34,688	36,013	38,439	142,342	135,867
Product development (a)	28,508	21,464	28,392	108,062	65,533
General and administrative (a)	10,580	9,088	12,308	39,397	30,121
Goodwill impairment		—		—	68,891
Amortization of intangibles	12	107	12	144	731
	73,788	66,672	79,151	289,945	301,143
Income/(loss) from operations	5,577	5,964	3,789	(8,548)	(33,662)

Non-operating income:
Interest and other income, net	4,097	3,539	4,388	16,798	16,327
Earning/(loss) from equity investments, net	(4,377)	225	883	(10,730)	1,466
Gain on sale of /(impairment) on investments, net	(1,770)	—	3,004	37,065	(281,548)
	(2,050)	3,764	8,275	43,133	(263,755)

Income/(loss) before income taxes	3,527	9,728	12,064	34,585	(297,417)
Provision for income taxes	(1,379)	(713)	(1,592)	(2,730)	(5,001)

Net income/(loss)	2,148	9,015	10,472	31,855	(302,418)
Less: Net income/(loss) attributable to noncontrolling interest	(207)	(264)	594	117	(326)

Net income/(loss) attributable to SINA	$2,355	$9,279	$9,878	$31,738	$(302,092)

Basic net income/(loss) per share attributable to SINA	$0.04	$0.14	$0.15	$0.48	$(4.64)
Diluted net income/(loss) per share attributable to SINA	$0.03	$0.14	$0.14	$0.47	$(4.64)

Shares used in computing basic net income/(loss) per share attributable to SINA	66,585	66,021	66,496	66,401	65,121
Shares used in computing diluted net income/(loss) per share attributable to SINA	66,930	66,767	66,874	66,849	65,121

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$731	$1,065	$865	$3,154	$3,346
Sales and marketing	1,022	1,068	1,187	3,729	3,155
Product development	830	1,132	1,011	3,776	3,082
General and administrative	2,953	2,030	3,267	8,699	7,024

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31,	December 31,
	2012	2011
Assets
Current assets:

Cash and cash equivalents	$199,826	$513,980
Short-term investments	513,772	159,495
Accounts receivable, net	135,251	112,469
Other current assets	36,498	41,966
Total current assets	885,347	827,910

Property and equipment, net	76,640	74,511
Goodwill and intangible assets, net	15,840	15,974
Investments	466,875	463,938
Other assets	38,204	9,114
Total assets	$1,482,906	$1,391,447

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$7,994	$8,854
Accrued liabilities	205,569	174,972
Income taxes payable	13,466	14,717
Convertible debt	—	2,200
Total current liabilities	227,029	200,743

Long-term deferred revenue	107,784	126,529
Other long-term liabilities	2,220	1,826
Total liabilities	337,033	329,098

Shareholders’ equity
SINA shareholders’ equity	1,136,670	1,055,670
Noncontrolling interest	9,203	6,679
Total shareholders’ equity	1,145,873	1,062,349

Total liabilities and shareholders’ equity	$1,482,906	$1,391,447

SINA CORPORATION

UNAUDITED SEGMENT INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2012	2011	2012	2012	2011

Net revenues
Advertising	$110,666	$103,655	$120,590	$412,928	$368,805
Mobile related	13,243	21,281	19,079	69,008	83,457
Others	15,217	8,433	12,709	47,393	30,567
	$139,126	$133,369	$152,378	$529,329	$482,829

Cost of revenues
Advertising	$48,758	$45,635	$54,010	$195,324	$157,458
Mobile related	7,218	13,783	12,262	41,935	53,235
Others	3,785	1,315	3,166	10,673	4,655
	$59,761	$60,733	$69,438	$247,932	$215,348

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	December 31, 2012				December 31, 2011				September 30, 2012
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$110,666			$110,666	$103,655			$103,655	$120,590			$120,590
Non-advertising revenues	28,460	(4,686	)(c)	23,774	29,714	(4,686	)(c)	25,028	31,788	(4,687	)(c)	27,101
Net revenues	$139,126	$(4,686)		$134,440	$133,369	$(4,686)		$128,683	$152,378	$(4,687)		$147,691

		731	(a)			1,065	(a)			865	(a)
		(4,686	)(c)			(4,686	)(c)			(4,687	)(c)
Gross profit	$79,365	$(3,955)		$75,410	$72,636	$(3,621)		$69,015	$82,940	$(3,822)		$79,118

		(4,805	)(a)			(4,230	)(a)			(5,465	)(a)
		(12	)(b)			(107	)(b)			(12	)(b)
Operating expenses	$73,788	$(4,817)		$68,971	$66,672	$(4,337)		$62,335	$79,151	$(5,477)		$73,674

		5,536	(a)			5,295	(a)			6,330	(a)
		12	(b)			107	(b)			12	(b)
		(4,686	)(c)			(4,686	)(c)			(4,687	)(c)
Income from operations	$5,577	$862		$6,439	$5,964	$716		$6,680	$3,789	$1,655		$5,444

		5,536	(a)							6,330	(a)
		12	(b)			5,295	(a)			12	(b)
		(4,686	)(c)			107	(b)			(4,687	)(c)
		4,002	(d)			(4,686	)(c)			3,138	(d)
		1,770	(e)			3,958	(d)			(3,004	)(e)
Net income attributable to SINA	$2,355	$6,634		$8,989	$9,279	$4,674		$13,953	$9,878	$1,789		$11,667

Diluted net income per share attributable to SINA	$0.03			$0.13	$0.14			$0.21	$0.14			$0.17
Shares used in computing diluted net income per share attributable to SINA	66,930	—		66,930	66,767	—	(g)	66,767	66,874	—		66,874

Gross margin - advertising	56%	1%		57%	56%	1%		57%	55%	1%		56%

	Twelve months ended
	December 31, 2012				December 31, 2011
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$412,928			$412,928	$368,805			$368,805
Non-advertising revenues	116,401	(18,745	)(c)	97,656	114,024	(18,745	)(c)	95,279
Net revenues	$529,329	$(18,745)		$510,584	$482,829	$(18,745)		$464,084

		3,154	(a)			3,346	(a)
		(18,745	)(c)			(18,745	)(c)
Gross profit	$281,397	$(15,591)		$265,806	$267,481	$(15,399)		$252,082
						(13,261	)(a)
		(16,204	)(a)			(731	)(b)
		(144	)(b)			(68,891	)(f)
Operating expenses	$289,945	$(16,348)		$273,597	$301,143	$(82,883)		$218,260
						16,607	(a)
		19,358	(a)			731	(b)
		144	(b)			(18,745	)(c)
		(18,745	)(c)			68,891	(f)
Income/(loss) from operations	$(8,548)	$757		$(7,791)	$(33,662)	$67,484		$33,822
						16,607	(a)
		19,358	(a)			731	(b)
		144	(b)			(18,745	)(c)
		(18,745	)(c)			14,703	(d)
		14,935	(d)			68,891	(f)
		(37,065	)(e)			281,548	(e)
Net income/(loss) attributable to SINA	$31,738	$(21,373)		$10,365	$(302,092)	$363,735		$61,643

Diluted net income/(loss) per share attributable to SINA	$0.47			$0.15	$(4.64)			$0.92
Shares used in computing diluted net income/(loss) per share attributable to SINA	66,849	—		66,849	65,121	1,943	(g)	67,064

Gross margin - advertising	53%	0	%*	53%	57%	1%		58%

(a)  To adjust stock-based compensation related to employee incentives.

(b)  To adjust  amortization of intangible assets.

(c)  To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.

(d)  To adjust share of equity investments’ GAAP to Non-GAAP reconciling items, net of share of amortization of intangibles not on their books.

(e)  To adjust gain on sale of/(impairment) on equity investments

(f)  To adjust for impairment of MVAS goodwill

(g)  To adjust the number of shares used in computing diluted net loss per share from diluted net income per share.

*  Rounding

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	December 31, 2012			December 31, 2011			September 30, 2012
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$2,274			$1,617			$2,046
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,287			1,605			749
Earning/(loss) from equity investments, net	$(3,936)	$3,561	$(375)	$961	$3,222	$4,183	$1,226	$2,795	$4,021
Share of amortization of equity investments’ intangibles not on their books	$(441)	$441	$—	$(736)	$736	$—	$(343)	$343	$—
	$(4,377)	$4,002	$(375)	$225	$3,958	$4,183	$883	$3,138	$4,021

	Twelve months ended
	December 31, 2012			December 31, 2011
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$7,435			$5,531
To adjust amortization expenses of intangible assets resulting from business acquisitions		$5,387			6,216
Earning/(loss) from equity investments, net	$(8,617)	$12,822	$4,205	$4,422	$11,747	$16,169
Share of amortization of equity investments’ intangibles not on their books	$(2,113)	$2,113	$—	$(2,956)	$2,956	$—
	$(10,730)	$14,935	$4,205	$1,466	$14,703	$16,169

* Earning/(loss) from equity investments is recorded one quarter in arrears.